UJI TIME CAFE CROUP

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
41001 Sales	1,565.46
41004 Resale Commision	1,276.89
Square Cash Income	384,040.48
Square Income	1,010,555.83
Total Income	**$1,397,438.66**
Cost of Goods Sold	
51001 Ingredients Purchase	209,793.13
510042 Write-Offs/Spoilage	2,770.00
Total 51001 Ingredients Purchase	**212,563.13**
51004 Supplies & Materials - COGS	29,597.74
Cost of Goods Sold	116.53
Total Cost of Goods Sold	**$242,277.40**
GROSS PROFIT	**$1,155,161.26**
Expenses	
61000 Advertising,Marketing and Research	11,700.22
61001 Bank Charges & Fees	971.73
61002 Car & Truck	1,007.29
610021 Commute and Parking	7,689.84
610022 Car Insurance	3,517.51
610023 Gas	4,488.02
610024 Car Payment/Lease	2,215.98
Total 61002 Car & Truck	**18,918.64**
61003 Software and Other online menbership	1,558.82
61004 Insurance	3,868.00
61005 Legal & Professional Services	21,329.28
61006 Meals & Entertainment	10,077.69
610061 100% Full Entertainment Meals	8,313.93
610062 Travel	6,056.54
Total 61006 Meals & Entertainment	**24,448.16**
61007 Supplies - office ,Kitchen and Restroom	30,472.28
61008 Utilities	57,833.02
61009 Repairs & Maintenance	19,286.00
61010 Rent & Lease	210,883.77
61011 Taxes	7,907.68
61012 Shipping, Freight & Delivery	1,381.36
61013 Permit and License	32,824.06
61014 Janitorial Expenses	5,944.44
61015 Office/General - Security and Safety	571.84
71001 Wages and Salaries	521,074.85
71003 Payroll taxes	55,043.72
71004 Workers compensation	10,742.83

UJI TIME CAFE CROUP

PROFIT AND LOSS
January - December 2018

	TOTAL
71005 Payroll Service	1,990.00
71006 Employee Benefit/Insurance	5,656.49
71007 Contractor Cost	3,783.83
71008 Adjustment Expense	916.00
90001 Donation	554.00
90002 Gift	3,360.59
90003 Expenses for Licensee	14,545.00
Total Expenses	**$1,067,566.61**
NET OPERATING INCOME	**$87,594.65**
Other Income	
41003 Rental Income	44,301.82
41006 Interest Earned	1,151.70
41007 Catering Income	3,322.10
41008 Licensing Income	480.70
Total Other Income	**$49,256.32**
Other Expenses	
61016 Amortization	3,500.00
61017 Depreciation Expenses	91,356.00
80001 Penalties	3,612.06
Total Other Expenses	**$98,468.06**
NET OTHER INCOME	**$ -49,211.74**
NET INCOME	**$38,382.91**